UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 25)

AIR T, INC.

(Name of Issuer)

Common Stock, par value of $.25 per share

(Title of Class of Securities)

009207101

(CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 937,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 937,084
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 937,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 937,084
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,899(1)
	8	SHARED VOTING POWER 1,160,191
	9	SOLE DISPOSITIVE POWER 157,899(1)
	10	SHARED DISPOSITIVE POWER 1,160,191
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes 2,500 shares underlying stock options, which options are currently exercisable.

1		NAME OF REPORTING PERSON Groveland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,301
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Groveland DST, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,806
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 94,938
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amended and Restated Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer” or “Air T”).  The address of the principal executive offices of the Issuer is 5930 Balsom Ridge Road, Denver, North Carolina 28037.

Item 2.	Identity and Background.

This Amended and Restated Schedule 13D is being filed jointly by the parties identified below.  The parties identified in the list below constitute the “AO Partners Group”:

•	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).
•	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).
•	Groveland Capital LLC, a Delaware limited liability company and registered investment adviser (“Groveland Capital”).
•	Groveland DST, LLC, a South Dakota limited liability company (“Groveland DST”). Nicholas J. Swenson is the sole Managing Member and President of Groveland DST, LLC.
•	Glenhurst Co., a Minnesota corporation (“Glenhurst”). Glenhurst is wholly owned by Nicholas J. Swenson.
•
Nicholas J. Swenson as the Managing Member of AO Partners, Groveland Capital and Groveland DST; as the sole owner of Glenhurst; and as an individual beneficially owning shares of Common Stock in his own name.

Each member of the AO Partners Group, is referred to herein as a “Reporting Party” and, collectively, as the “Reporting Parties.”  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 to Amendment No. 24 to this Schedule 13D, as filed with the Securities and Exchange Commission on April 1, 2020.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  (i) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners; (ii) shares of Common Stock held in the name of Groveland Capital in Mr. Swenson’s capacity as the Managing Member of Groveland Capital; (iii) shares of Common Stock held in the name of Groveland DST in Mr. Swenson’s capacity as Managing Member and President of Groveland DST; (iv) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as the sole owner of Glenhurst; and (v) in Mr. Swenson’s capacity as an individual beneficially owning shares of Common Stock in his own name.

The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, Groveland DST, Glenhurst and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Groveland Capital, Groveland DST and Glenhurst are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners, Groveland Capital and Groveland DST.

(d) None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund, Groveland Capital, Groveland DST and Glenhurst, and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is approximately $11,600,977.

The Issuer granted Mr. Swenson the stock options reported in this Amended and Restated Schedule 13D for his service on the Issuer’s board of directors.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Parties may make further purchases of shares of Common Stock.  The Reporting Parties may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Parties have such a purpose.  Except as noted in this Amended and Restated Schedule 13D, none of the Reporting Parties currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a) The following list sets forth the aggregate number and percentage (based on 2,881,853 shares of Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2020) of outstanding shares of Common Stock owned beneficially by each reporting party named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	937,084	32.5%
AO Partners (1)	937,084	32.5%
Groveland Capital (2)	53,301	1.8%
Groveland DST (3)	169,806	5.8%
Glenhurst Co. (4)	94,938	3.3%
Nicholas J. Swenson (5)	1,318,090	45.7%

(1)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital.

(3)
Because Mr. Swenson is the Managing Member and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.

(4)	Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.
(5)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital.  Because Mr. Swenson is the Managing Member and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.  Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund Groveland Capital, Groveland DST and Glenhurst with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 2,500 shares for his service on the Issuer’s board of directors.

(b) Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund and the Common Stock beneficially owned by Groveland Capital, Groveland DST and Glenhurst by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c) The following purchases have occurred in the past sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
A.O. Partners	12/29/2020	300	$17.635	Open Market Purchase
A.O. Partners	12/29/2020	1,100	17.685	Open Market Purchase
A.O. Partners	12/29/2020	100	17.70	Open Market Purchase
A.O. Partners	12/29/2020	2,900	17.705	Open Market Purchase
A.O. Partners	12/29/2020	450	17.745	Open Market Purchase
A.O. Partners	12/29/2020	459	17.765	Open Market Purchase
A.O. Partners	12/29/2020	150	17.79	Open Market Purchase
A.O. Partners	12/29/2020	200	17.7925	Open Market Purchase
A.O. Partners	12/29/2020	386	17.795	Open Market Purchase
A.O. Partners	12/29/2020	150	17.81	Open Market Purchase
A.O. Partners	12/29/2020	165	17.815	Open Market Purchase
A.O. Partners	12/29/2020	150	17.82	Open Market Purchase
A.O. Partners	12/29/2020	150	17.845	Open Market Purchase
A.O. Partners	12/29/2020	800	17.85	Open Market Purchase
A.O. Partners	12/29/2020	393	17.87	Open Market Purchase
A.O. Partners	12/29/2020	100	17.875	Open Market Purchase
A.O. Partners	12/29/2020	950	17.9225	Open Market Purchase
A.O. Partners	12/29/2020	250	17.925	Open Market Purchase
A.O. Partners	12/29/2020	500	17.95	Open Market Purchase
A.O. Partners	12/29/2020	12	17.96	Open Market Purchase
A.O. Partners	12/29/2020	238	18.00	Open Market Purchase
A.O. Partners	12/29/2020	33	18.625	Open Market Purchase
A.O. Partners	12/29/2020	4	18.63	Open Market Purchase
A.O. Partners	12/29/2020	54	18.64	Open Market Purchase
A.O. Partners	12/29/2020	66	18.66	Open Market Purchase
A.O. Partners	12/29/2020	64	18.68	Open Market Purchase
A.O. Partners	12/29/2020	16	18.69	Open Market Purchase
A.O. Partners	12/29/2020	400	18.70	Open Market Purchase
A.O. Partners	12/29/2020	500	18.75	Open Market Purchase
A.O. Partners	12/29/2020	100	18.825	Open Market Purchase
A.O. Partners	12/29/2020	34	18.83	Open Market Purchase
A.O. Partners	12/29/2020	634	18.845	Open Market Purchase
A.O. Partners	12/29/2020	50	18.87	Open Market Purchase
A.O. Partners	12/29/2020	15	18.88	Open Market Purchase
A.O. Partners	12/29/2020	600	18.90	Open Market Purchase
A.O. Partners	12/29/2020	50	18.92	Open Market Purchase
A.O. Partners	12/29/2020	33	18.925	Open Market Purchase
A.O. Partners	12/29/2020	140	18.93	Open Market Purchase
A.O. Partners	12/29/2020	296	18.94	Open Market Purchase
A.O. Partners	12/29/2020	101	18.95	Open Market Purchase
A.O. Partners	12/29/2020	650	18.96	Open Market Purchase
A.O. Partners	12/29/2020	104	18.97	Open Market Purchase
A.O. Partners	12/29/2020	5	18.98	Open Market Purchase
A.O. Partners	12/29/2020	458	18.99	Open Market Purchase
A.O. Partners	12/29/2020	33	18.995	Open Market Purchase

A.O. Partners	12/29/2020	2,388	19.00	Open Market Purchase
A.O. Partners	12/30/2020	121	18.645	Open Market Purchase
A.O. Partners	12/30/2020	125	19.01	Open Market Purchase
A.O. Partners	12/30/2020	300	19.08	Open Market Purchase
A.O. Partners	12/30/2020	479	19.15	Open Market Purchase
A.O. Partners	12/30/2020	450	19.195	Open Market Purchase
A.O. Partners	12/30/2020	100	19.245	Open Market Purchase
A.O. Partners	12/30/2020	1,447	19.25	Open Market Purchase
A.O. Partners	12/30/2020	25	19.4	Open Market Purchase
A.O. Partners	12/30/2020	300	19.44	Open Market Purchase
A.O. Partners	12/30/2020	50	19.475	Open Market Purchase
A.O. Partners	12/30/2020	200	19.485	Open Market Purchase
A.O. Partners	12/30/2020	2,264	19.50	Open Market Purchase
A.O. Partners	12/30/2020	150	19.63	Open Market Purchase
A.O. Partners	12/30/2020	135	19.66	Open Market Purchase
A.O. Partners	12/30/2020	13	19.85	Open Market Purchase
A.O. Partners	12/30/2020	28	19.90	Open Market Purchase
A.O. Partners	12/30/2020	13	19.91	Open Market Purchase
A.O. Partners	12/30/2020	156	19.94	Open Market Purchase
A.O. Partners	12/30/2020	296	19.95	Open Market Purchase
A.O. Partners	12/30/2020	2	20.20	Open Market Purchase
A.O. Partners	12/30/2020	1,025	20.23	Open Market Purchase
A.O. Partners	12/30/2020	100	20.235	Open Market Purchase
A.O. Partners	12/30/2020	200	20.24	Open Market Purchase
A.O. Partners	12/30/2020	10,200	20.25	Open Market Purchase
A.O. Partners	12/31/2020	50	19.88	Open Market Purchase
A.O. Partners	12/31/2020	150	19.945	Open Market Purchase
A.O. Partners	12/31/2020	50	19.95	Open Market Purchase
A.O. Partners	12/31/2020	62	19.96	Open Market Purchase
A.O. Partners	12/31/2020	700	19.97	Open Market Purchase
A.O. Partners	12/31/2020	73	19.98	Open Market Purchase
A.O. Partners	12/31/2020	6,000	20.00	Open Market Purchase
A.O. Partners	12/31/2020	400	20.01	Open Market Purchase
A.O. Partners	12/31/2020	1,179	20.04	Open Market Purchase
A.O. Partners	12/31/2020	3,050	20.15	Open Market Purchase
A.O. Partners	12/31/2020	150	20.155	Open Market Purchase
A.O. Partners	12/31/2020	459	20.16	Open Market Purchase
A.O. Partners	12/31/2020	250	20.17	Open Market Purchase
A.O. Partners	12/31/2020	50	20.175	Open Market Purchase
A.O. Partners	12/31/2020	150	20.2075	Open Market Purchase
A.O. Partners	12/31/2020	750	20.215	Open Market Purchase
A.O. Partners	12/31/2020	5,094	20.25	Open Market Purchase

(d) No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Party.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.
Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital, Groveland DST and Glenhurst for liabilities he may incur in connection with his duties for the AO Partners Group.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners, Groveland Capital, Groveland DST or Glenhurst (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.
Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed attached as Exhibit 99.1 to Amendment No. 24 to this Schedule 13D, as filed with the Securities and Exchange Commission on April 1, 2020, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*
2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer.*
3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer.*
4	April 25, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
5	May 6, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
6	Nomination Letter dated as of May 2, 2013 (submitted May 7, 2013).*
7	May 22, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
8	Supplemented Nomination Letter dated as of May 28, 2013.*
9	Settlement Agreement, dated June 12, 2013, among the Reporting Parties and the Issuer.*
* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2021

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND DST, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Sole Owner
/s/ Nicholas J. Swenson Nicholas J. Swenson